Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 21, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Timothy Worthington and Mr. Jeff Long

Re:	Registration Statement of Advanced Series Trust on Form N-14: File Nos. 333-268506 and 811-05186

Good afternoon:

On behalf of Advanced Series Trust (the Registrant), set forth below are responses to telephonic comments received by the undersigned from the staff (the Staff) of the U.S. Securities and Exchange Commission (the Commission) on December 8, 2022 and December 21, 2022. The Staff’s comments relate to the Registrant’s Registration Statement on Form N-14 (the Prospectus/Proxy Statement), which was filed with the Commission on November 21, 2022, pursuant to Rule 488 under the Securities Act of 1933, as amended (the 1933 Act). The Prospectus/Proxy Statement will be used in connection with the special meetings of beneficial shareholders of the AST International Value Portfolio, AST J.P. Morgan International Equity Portfolio, and AST QMA International Core Equity Portfolio, each a series of the Registrant, and PSF International Growth Portfolio, a series of The Prudential Series Fund, scheduled to be held on February 8, 2023.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of each Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Comments Applicable to the N-14 Registration Statement

1.	Comment: In Question 5 of the Prospectus/Proxy Statement, please disclose that contract holders will bear the costs of Repositioning.

Response: The Registrant has reviewed the disclosure and has added a cross referenced to the Response in Question 7 as Question 7 addresses the contract holders/portfolios that will cover the costs associated with the Reorganization and Repositioning.

2.	Comment: In the “Board Considerations” section of the Prospectus/Proxy Statement, please supplementally confirm if the Board considered each Portfolio’s fund performance

Response: The Registrant confirms that the Board received information pertaining to each Target Portfolio and the Acquiring Portfolio’s performance.

3.

Comment:

In the “Board Considerations” section of the Prospectus/Proxy Statement, the Registrant notes that annualized estimated Target Portfolio shareholder savings from the Reorganizations will be approximately $317,000, based on portfolio assets for a one-year period. Please confirm if this amount is intended to be in the aggregate or, in the alternative, is it $317,000 for each of the Portfolios.

Response: The Registrant has reviewed the disclosure and confirms that the $317,000 is intended to be shareholder savings in the aggregate as each Reorganization and the Repositioning of the Acquiring Portfolio are each contingent on each other.

4.

Comment: In the Principal Investment Strategies of the Combined Portfolio, the Combined Portfolio has the name Growth in its fund name.  Please explain in the strategy what makes this particular fund a “growth” fund.

Response:  The Combined Portfolio will not have the term “growth” in its fund’s name as the Combined Portfolio will be named “AST International Equity Portfolio” following the Repositioning and the Reorganizations. The Registrant has reviewed the disclosure and respectfully declines to make additional modifications as the Registrant believes that the current disclosure in the Prospectus/Proxy Statement provides the relevant information for the Acquiring Portfolio. The Registrant submits that it will review the Combined Portfolio’s principal investment strategy, including with respect to the name of the Combined Portfolio, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A.

5.

Comment: In the Principal Investment Strategies of the Acquiring Portfolio and the Combined Portfolio, the disclosure states that the Acquiring Portfolio and the Combined Portfolio will invest in “equity and equity-related securities of issuers that are economically tied to countries other than the United States”.  Please define what economically tied means.

Response: The Registrant has reviewed the disclosure and respectfully declines to make additional modifications as the Registrant believes that the current disclosure in the Statutory Prospectus for the Acquiring Portfolio provides the relevant information. The Registrant submits that it will review the Combined Portfolio’s principal investment strategy, including terminology, in connection with the annual update of the Registrant’s Registration Statement on Form N-1A.

6.

Comment: In the Principal Investment Strategies of the Acquiring Portfolio and the Combined Portfolio, the disclosure states that the Acquiring Portfolio and the Combined Portfolio will invest in “securities convertible or exchangeable for common stock or the cash value of common stock...” For purposes of calculating an 80% investment in equity securities, please supplementally confirm that any convertible debt  factored into that calculation of what 80% equals  was in the money at the time of purchase.

Response:  The Registrant confirms.

7.

Comment: In the Principal Investment Strategies of the Acquiring Portfolio and the Combined Portfolio, the disclosure states that the Acquiring Portfolio and the Combined Portfolio will invest in “structured securities including participation notes (P-Notes), structured notes (S-Notes).” Please supplementally confirm why S-Notes are considered equity for calculating the 80% investment in equity securities.

Response: The Registrant has reviewed the disclosure and has removed references to S-Notes.

8.

Comment:

In the Principal Investment Strategies of the Acquiring Portfolio and the Combined Portfolio, the disclosure states that the Acquiring Portfolio and the Combined Portfolio “intends to invest at least 80% of its assets in the securities of issuers located outside the United States, it may at times invest in US issuers and it may at times invest all of its assets in fewer than five countries or even a single country”. To the extent the Portfolio is concentrated to a specific geographical area, please tailor the risk disclosure for that concentration.

Response:  The Registrant has reviewed the disclosure and respectfully declines to make additional modifications as the Registrant believes that the current disclosure provides the relevant information.

9.	Comment: Please add small cap risk disclosure, if applicable.

Response:  The Registrant has reviewed the risk disclosure and the Registrant does not believe the risk disclosure is required based on the strategy of the Portfolio.  The Registrant submits that it will review the Combined Portfolio’s principal risks disclosure in connection with the annual update of the Registrant’s Registration Statement on Form N-1A.

10.	Comment: Please review the formatting of the risk disclosure. Please add spaces between each risk.

Response: The Registrant has reviewed the formatting and layout of the risk disclosure throughout the Prospectus/Proxy Statement.

11.	Comment: Please add Real Estate Investment Trust (REIT) risk disclosure.

Response:  The Registrant has added Real Estate Risk Disclosure.  The Registrant’s Real Estate Risk Disclosure includes information pertaining to REITs.

12.

Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance.  Disclosure should not be generic risks associated with each derivative type.

Response: The Registrant submits that the existing disclosure addresses the strategies that Portfolio expects to use.  Further, the principal investment strategy section of the Statutory Prospectus provides additional details on derivatives and the principal risk disclosure in the statutory Prospectus provides more detailed information about the risks associated with investments in derivatives.  As such, the Registrant respectfully submits no additional disclosure is needed. The Registrant respectfully submits that it plans on reviewing and updating the current disclosures pertaining to derivatives in the Prospectus as part of the 2023 annual update, including with respect to the Portfolio’s Derivatives Risk Management Program and how derivatives risk is managed.

13.	Comment: Please add royalty trusts risk disclosure.

Response:  The Registrant respectfully declines to add additional risk disclosure.  The Registrant believes that the current risk disclosure captures royalty trusts.

14.	Comment: Please add structure notes risk disclosure.

Response:  The Registrant removed references to structure notes. Therefore, no additional risk disclosure is needed.

Accounting Comments:

15.

Comment: In Question 4, the Registrant notes that annualized estimated Target Portfolio shareholder savings from the Reorganizations will be approximately $317,000, based on portfolio assets for a one-year period. However, shareholders will not see these shareholder savings until the completion of the transaction costs outlined in Question 7.  Please consider clarifying.

Response: The Registrant has reviewed the disclosure and respectfully declines to add additional disclosure to the Prospectus/Proxy Statement as the Registrant believes the current disclosure provides the necessary information for shareholders.

16.

Comment: In Question 5, the Registrant notes that is expected that that approximately 20% of the securities of the Target Portfolios will be retained in connection with the Reorganization. Please supplementally explain whether the holdings are being repositioned in light of forced sales due to investment restrictions of the Acquiring Portfolio or, in the alternative, being sold due to portfolio manager decisions by the Acquiring Portfolio. Consistent with Regulation S-X 6-11(d)(2), the Staff notes that the Proxy/Information Statement must include Schedule of Investments if the repositioning is due to forced sales due to investment restrictions of the Acquiring Portfolio.

Response: The Registrant confirms that the repositioning prior to the Reorganization is due to portfolio management decisions by the subadvisers to the Acquiring Portfolio.

17.

Comment:  Similar to Comment 16, in Question 7, the Registrant notes that the Acquiring Portfolio is being repositioned prior to the Reorganization.  Please supplementally explain whether the holdings are being repositioned in light of forced sales due to investment restrictions of the Acquiring Portfolio or, in the alternative, being sold due to portfolio manager decisions by the Acquiring Portfolio. Consistent with Regulation S-X 6-11(d)(2), the Staff notes that the Proxy/Information Statement must include Schedule of Investments if the repositioning is due to forced sales due to investment restrictions of the Acquiring Portfolio.

Response: The Registrant confirms that the repositioning prior to the Reorganization is due to portfolio management decisions by the subadvisers to the Acquiring Portfolio.

18.

Comment: Please confirm if the Annual Portfolio Operating Expenses for the AST QMA International Core Equity Portfolio is accurate as it is inconsistent with the AST QMA International Core Equity Portfolio’s expense table was different in the last annual update.

Response: The Registrant confirms the fee table as referenced in the Prospectus/Proxy Statement is accurate.  The AST QMA International Core Equity Portfolio has seen a decrease in assets that have impacted the fee table since its last annual update.

19.	Comment: Please confirm that the Board considered that management fees and gross expenses for shareholders of the AST J.P. Morgan International Equity Portfolio will increase.

Response: The Registrant confirms that the Board considered information regarding any potential adverse impact to shareholders as a result of the Reorganizations. While the Acquiring Portfolio currently has higher management fees, the Board approved an amendment to the Management Agreement between the Manager and the Acquiring Portfolio to reflect a reduction in the contractual management fee rates for the Acquiring Portfolio, effective as of the date of the Reorganization (which is expected to be on or about March 13, 2023). Such reduction will reflect a lower management fee.

20.	Comment: Please confirm that the Board considered the transaction costs and the shareholder savings that result from the Repositioning and the Reorganizations.

Response: The Registrant confirms that the Board considered this information.

21.	Comment: Please update the capitalization tables to a date that is within 30 days of the filing.

Response: The Registrant has updated the capitalization table to reflect data as of November 30, 2022.

*        *        *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez Assistant Secretary
Advanced Series Trust

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